UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number: 001-12665
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AFFILIATED COMPUTER SERVICES, INC.
2828 North Haskell Avenue
Dallas, Texas 75204
Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:
William L. Deckelman, Jr., Esq.
Executive Vice President, Secretary And General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, Texas 75204
(214) 841-6111

REQUIRED INFORMATION
     The ACS Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Included herein is a copy of the most recent financial statements and schedules of the ACS Savings Plan prepared in accordance with the financial reporting requirements of ERISA.

ACS Savings Plan
Financial statements and report of
Independent registered public accountants
As of December 31, 2006 and 2005,
And for the Year Ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Committee of
ACS Savings Plan
We have audited the accompanying statements of net assets available for benefits of the ACS Savings Plan (“the Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 17 and 18, together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Chapman, Hext & Co., P.C.
Richardson, Texas
June 25, 2007

ACS SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS

Investments
Non-interest bearing cash	$7,782	$44,154
Participant directed investments (at fair value)	588,367,850	492,422,998

	588,375,632	492,467,152

Contributions receivable
Employer	219,763	268,502
Participants	1,570,550	1,630,919

Total contributions receivable	1,790,313	1,899,421

Total assets	590,165,945	494,366,573

LIABILITIES

Operating payables	118,697	500,364

Net assets available for plan benefits	$590,047,248	$493,866,209

See independent auditors’ report and accompanying notes to financial statements.

ACS SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Earnings on investments
Net appreciation in fair value of assets	$49,294,014
Interest	5,509,182

Total earnings on investments	54,803,196

Contributions
Employer	4,534,019
Participants	55,339,478
Participant rollovers	5,844,100
Employer noncash (ACS treasury shares)	3,695,863

Total contributions	69,413,460

Total additions	124,216,656

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	83,677,902
Plan expenses	297,072

Total deductions	83,974,974

Increase in net plan assets before net transfers to the plan	40,241,682

NET TRANSFERS IN DUE TO MERGERS (NOTE I)	55,939,357

Increase in net assets	96,181,039

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of the year	493,866,209

End of the year	$590,047,248

See independent auditors’ report and accompanying notes to financial statements.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE A — PLAN DESCRIPTION
The following description of the ACS Savings Plan (the “Plan”) provides only general information. Affiliated Computer Services, Inc. (the “Company”) is the sponsor and administrator of the Plan. Beginning December 1, 2005, Mellon Bank N.A. became the current Trustee. Fidelity Management Trust Company was the Trustee for the period January 1, 2005 through December 1, 2005. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan as amended and restated was established January 1, 1989, upon conversion of an existing employee contribution savings plan.
401(k) provisions
Contributions are by salary reduction and are at the employee’s discretion within limits imposed by the 401(k) provisions of the Plan and the applicable Internal Revenue Code sections. The participant accounts are “participant directed accounts.”
Plan Amendments
The Plan was amended during the years ended December 31, 2006 and 2005.
A summary of the 2006 plan amendments are as follows.
On January 1, 2006, the ACS Consultant Holdings Plan (formerly known as Superior Consultant Holdings Corp. 401(k) Profit Sharing Plan) merged into the ACS Savings Plan. A transfer of all assets and liabilities of the ACS Consultant Holdings Plan to the ACS Plan was authorized. Former participants in the ACS Consultant Holdings Plan shall participate in the Plan.
On January 1, 2006, the ACS Plan was amended to accept the transfer of the assets attributable to the benefits of HR Solutions employees from the Mellon Human Resources & Investor Solutions, Inc. 401(k) Savings Plan into the ACS Plan.
On April 1, 2006, the ASCOM Transport Systems, Inc. 401(k) Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the ASCOM Transport Systems, Inc. 401(k) Plan to the ACS Plan was authorized. Eligible employees of ASCOM Transport Systems, Inc. shall participate in the Plan.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE A — PLAN DESCRIPTION
On June 1, 2006, ACS acquired the assets of Healthcare Consulting Benefits Review LLC. As a result of the acquisition, affected employees became ACS employees. The plan was amended so all eligible employees would begin participation in the Plan and receive the ACS corporate benefit structure.
During 2006, the Company entered into outsourcing arrangements with companies, and as a result of those arrangements, certain affected employees became ACS employees.
The Plan was amended to allow former employees of GlaxoSmithKline, Inc., MeadWestvaco, Walt Disney Company, and United Technologies Corporation to begin participating in the Plan. Employees would receive the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan as follows:

Prior Employer	ACS Participation Eligibility Date
GlaxoSmithKline, Inc.	February 2, 2006
MeadWestvaco	April 1, 2006
Walt Disney Company	February 5, 2006
United Technologies Corporation	March 16, 2006
A summary of the 2005 plan amendments are as follows:
The Plan was amended effective January 1, 2005 to standardize benefit features provided under the Plan for employees of all employers enrolled in the Plan. Plan compensation shall be base pay, overtime and commissions. The matching contribution formula shall be $0.25 for each $1.00 up to 6%. The vesting schedule applicable to matching contributions is:

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	50%
Three or more years	100%
Additionally, the discretionary profit sharing contribution of 4% of compensation applicable to employees receiving the ACS State and Local Solutions benefit structure was eliminated.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE A — PLAN DESCRIPTION
In February 2005, the Plan assets of TMI 401(k) Plan, Bluestar Solutions, Inc. 401(k) Retirement Plan, and Heritage Information Systems, Inc. 401(k) Plan were merged into the Plan. The Plan was amended so that all eligible employees would begin participation in the Plan and receive the ACS corporate benefit structure.
In July 2005, the Plan assets of Visionary Systems, LTD 401(k) Retirement Plan were merged into the Plan. The Plan was amended so all eligible employees would begin participation in the Plan and receive the ACS corporate benefit structure.
On June 26, 2005, the Company entered into an outsourcing arrangement with GlaxoSmithKline, Inc. Effective December 15, 2005, the Company allowed former employees to participate in the Plan, and would receive the ACS corporate benefit structure effective on or after the date eligible to participate in the Plan.
Effective for distributions made on or after March 28, 2005, the Plan was amended to reduce the vested amount in a participant’s account subject to lump sum distribution without the participant’s consent from $5,000 to $1,000.
Throughout 2005, the Plan was amended to allow former employees of CareFirst of Maryland, Inc., United Negro College Fund, Inc., Cendent Operations, Inc., Disney Worldwide Services, Inc., Valeant Pharmaceuticals International, and Raytheon Training International, GmbH, to begin participating in the Plan. Employees would receive the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan as follows:

Prior Employer	ACS Participation Eligiblity Date
CareFirst of Maryland, Inc.	April 1, 2005
United Negro College Fund, Inc.	May 1, 2005
Cendant Operations	June 1, 2005
Disney Worldwide Services, Inc.	July 24, 2005
Valeant Pharaceuticals International	August 18, 2005
Raytheon Training International, GmbH	August 12, 2005

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE A — PLAN DESCRIPTION
Salary Deferral
The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. Generally, the Plan covers all eligible employees of the Company who elect to participate except those who are leased or are nonresident aliens not receiving United States source income. The Plan also allows for rollovers from other plans.
Employees are eligible to contribute on their date of hire or as soon there after as administratively feasible. Participating employees are eligible for matching contributions immediately following completion of a one-year period of service.
Employees can elect to contribute to the Plan for not less than 1% nor more than 18% (1% to 30% for certain employees formerly employed by Motorola, Inc.) of compensation. The term “compensation” for calculation of deferral shall be base pay, overtime and commissions. The maximum of contributions allowed by the Internal Revenue Service was $15,000 and $14,000 for 2006 and 2005, respectively. The Company will match the deferral contributions of 25% of pre-tax deferral up to 6% of compensation. No after-tax contributions may be made to the Plan.
Participating employees are eligible to make catch-up contributions under the Plan provided the participating employees have attained or will attain the age of 50 before the close of the year. The amount of catch-up contributions allowed by the Internal Revenue Services was $5,000 and $4,000 for 2006 and 2005, respectively. The catch-up contributions are excluded in calculating the matching compensation.
For both 2006 and 2005, Company matching contributions are made to the ACS Employer Stock Fund. However, beginning on September 29, 2006, the ACS employer Stock Fund was frozen due to the invalid registration statement of ACS stock. All contributions made after the suspension of trading have been allocated to the Fidelity Retirement Money Market Portfolio until such time as the backdating investigation is completed and all required SEC filings are completed. Participants may exchange out of the ACS Stock Fund at any time with no restrictions.
Profit Sharing
The discretionary profit sharing contribution of 4% of compensation applicable to employees receiving the ACS State and Local Solutions benefit structure was eliminated in 2005.
For the years ended December 31, 2006 and 2005, there was no allocation for company profit sharing contributions to each participant’s account.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE A — PLAN DESCRIPTION
Allocation
Each participant’s account is credited with the participant’s salary deferral and the Company’s matching contributions are allocated semimonthly to each participant’s account. Investment income or loss is allocated daily based on the ratio of each participant’s account balance at the end of each day.
Vesting
Effective January 1, 2005, vesting of all employer contributions occurs at the following rates for employees of all employers enrolled in the Plan. Employee contributions and rollover contributions are 100% vested. The vesting schedule applicable to matching contributions in 2006 and 2005 is:

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	50%
Three or more years	100%
Participant Loans
Participants may borrow from their fund accounts, through a loan transaction, a minimum of $1,000 or up to a maximum of $50,000 not to exceed 50% of their vested account balance.
The balance in the participant’s account is used to secure the loans. These loan transactions are treated as a transfer between the investment fund and the participant notes fund. The loan terms range from one to five years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The interest rate on loan transactions is commensurate with current rates. As of December 31, 2006 and 2005, interest rates on outstanding loan balances ranged from 3.5% to 11.0%. Total loans outstanding as of December 31, 2006 and 2005 were $16,201,814 and $14,209,627, respectively.
Principal and interest are paid ratably through payroll deductions. Participant notes receivable are valued at cost, which approximates fair values. A participant may not have more than two loans outstanding at the same time.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE A — PLAN DESCRIPTION
Termination
Although it has not expressed any intent to do so, the Company’s Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan’s assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, the participants’ vested interest in employer contributions shall be 100%.
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.
Forfeitures
Forfeitures are used to reduce employer matching or profit sharing contributions or plan administrative expenses. At December 31, 2006 and 2005, the Plan maintained a balance of $306,325 and $654,160, respectively, in forfeited non-vested accounts and utilized $656,022 and $989,058, respectively, in forfeitures to offset employer contributions and plan expenses.
Plan Administrative Costs
The Plan sponsor absorbs the portion of administrative costs of the Plan not paid by forfeitures.
Funding Policy
It is the policy of the Plan sponsor to remit the employee and employer contribution one week after the date of payroll.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan’s administrator, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
As of December 31, 2006, Mellon Bank N.A. holds the Plan investments, which were transferred from Fidelity Management Trust Company on December 1, 2005. From January 1, 2005 to November 30, 2005, Fidelity Management Trust Company held the Plan’s investments. The fair value per unit/share is stated at quoted market prices as determined by Mellon Bank N.A. from December 1, 2005 to December 31, 2006 and Fidelity Management Trust Company from January 1, 2005 to November 30, 2005. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.
Payment of Benefits
Benefit payments are recorded when paid.
NOTE C — DEPARTMENT OF LABOR REVIEW
In May 2006, the Plan sponsor was advised by the U.S. Department of Labor (“DOL”) of their intention to review the Plan under Section 504 of the Employee Retirement Income Security Act of 1974. The DOL began the review in August 2006. The Plan sponsor was notified that the review will remain open until the ACS stock option backdating investigation is complete.
NOTE D — PLAN LEGAL MATTERS
The Plan is subject to various outstanding legal proceedings. The Plan has been named as a defendant in the derivative lawsuit investigation. Although it is not possible at this time to reasonably estimate the possible loss or range of loss, if any, the Plan’s counsel believes that the lawsuits have no merit with regard to the operations of the Plan.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE E — INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated June 13, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE F — INVESTMENTS
The Plan maintains the following investments representing 5% or more of net assets available for benefits at December 31, 2006 and 2005:

	2006	2005
Fidelity Growth Company Fund	$70,012,031	$63,151,662
Fidelity Low —Priced Stock Fund	48,464,078	47,096,463
Fidelity Money Market Trust Retirement	96,394,284	87,319,058
Fidelity Spartan US Equity Index Fund	41,259,428	34,491,508
Fidelity Diversified Int’l Fund	45,371,525	28,029,426
ACS Stock Fund	35,902,256	48,580,773
The Plan invests in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan invests in Master Trust arrangement consisting of common stock. Investment information related to the Master Trust arrangement is as follows:

	2006	2005
Net assets
Common stock	$41,643,712	$53,134,048

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE F — INVESTMENTS

Year Ended
December 31, 2006
Change in net assets:
Contributions	$3,964,612
Interest/Dividends	142,385
Net appreciation of investments	(6,318,630)
Benefits paid to participants	(475,541)
Net transfer to/from the Fund	(8,803,162)

Net change	$(11,490,336)

The Net Assets of the Master Trust Investment at year end shall equal the aggregate value of the assets of the Master Trust Investment less the value of the accrued liabilities of the Master Trust Investment. The assets of the Master Trust Investment shall be determined in accordance with generally recognized valuation procedures based upon prices and quotes from independent pricing services.
During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $49,294,014 as follows:

2006
Mutual funds	$54,689,065
Nonemployee corporate stock	1,989,394
ACS Stock Fund	(7,384,445)

$49,294,014

NOTE G — RELATED PARTY TRANSACTIONS
The Plan invested in investments managed by Mellon Bank N.A. who acted as custodian of the Plan’s assets, as defined by the Plan, for the period beginning December 1, 2005 through December 31, 2006. The Plan also invested in investments managed by a subsidiary of Fidelity Management Trust Company who acted as custodian of the Plan’s assets, as defined by the Plan, for the period from January 1, 2005 to December 1, 2005. These transactions qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE G — RELATED PARTY TRANSACTIONS
The Plan allows for participant loans. These loans qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.
The Company provides certain accounting, administrative, and investment management services to the Plan for which no fees are charged. These transactions are exempt party-in-interest transactions.
NOTE H — DERIVATIVES
The Plan has no instruments that, in whole or part, are accounted for as a derivative instrument under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, during the current plan year.
NOTE I — PLAN MERGERS
A summary of Plan mergers for 2006 are as follows:
Assets of Superior Consultant Holdings, Inc. 401(k) Profit Sharing Plan were transferred into the ACS Savings Plan and the Superior Consultant Holdings, Inc. 401(k) Profit Sharing Plan, as it previously existed, was merged in January 2006. The funds transferred totaled approximately $26,293,807 and were reinvested with Mellon in similar investments.
Assets of ASCOM Transport Systems, Inc. 401(k) Retirement Plan were transferred into the ACS Savings Plan and the ASCOM Transport Systems, Inc. 401(k) Retirement Plan, as it previously existed, was merged in April 2006. The funds transferred totaled approximately $6,417,175 and were reinvested with Mellon in similar investments.
Assets of Mellon Human Resources & Investor Solutions, Inc. 401(k) Savings Plan were transferred into the ACS Savings Plan in June 2006. The funds transferred totaled approximately $20,952,895 and were reinvested with Mellon in similar investments.
Participant loans of $2,275,480 were also transferred into the Plan through the various mergers.
The Statement of Changes in Net Assets Available for Benefits includes the activity from the employees of these companies from the date the assets were merged into the ACS Savings Plan to the year ended December 31, 2006.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE I — PLAN MERGERS
A summary of Plan mergers for 2005 are as follows:
Assets of TMI 401(k) Plan were transferred into the ACS Savings Plan and the TMI 401(k) Plan, as it previously existed, was merged in February 2005. The funds transferred totaled approximately $1,944,853 and were reinvested with Fidelity in similar investments.
Assets of Visionary Systems, Ltd. 401(k) Retirement Plan were transferred into the ACS Savings Plan and the Visionary Plan, as it previously existed, was merged in July 2005. The funds transferred totaled approximately $872,300 and were reinvested with Fidelity in similar investments.
Assets of Bluestar Solutions Inc. 401(k) Retirement Plan were transferred into the ACS Savings Plan and the Bluestar Solutions Inc. 401(k) Retirement Plan, as it previously existed, was merged in March 2005. The funds transferred totaled approximately $5,842,389 and were reinvested with Fidelity in similar investments.
Assets of Heritage Information Systems, Inc. 401(k) Plan were transferred into the ACS Savings Plan and the Heritage Information Systems, Inc. 401(k) Plan, as it previously existed, was merged in March 2005. The funds transferred totaled approximately $1,962,335 and were reinvested with Fidelity in similar investments.
Participant loans of $753,316 were also transferred into the Plan through the various mergers.
The Statement of Changes in Net Assets Available for Benefits includes the activity from the employees of these companies from the date the assets were merged into the ACS Savings Plan to the year ended December 31, 2005.
NOTE J — RISKS AND UNCERTAINTIES
The Plan invests in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of Net Assets Available for Benefits.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE K — SUBSEQUENT EVENTS
In the normal course of business, the Company may consolidate additional plans or eliminate current subsidiaries into or out of the ACS Savings Plan.
On March 1, 2007, the ACS Plan was amended to merge the Systech, Inc. 401(k) Plan and all of its assets and liabilities into the ACS Plan. Systech, Inc. participants are immediately eligible to participate in the Plan, and receive the ACS corporate benefit structure.
On April 1, 2007, the ACS Plan was amended to merge the Livebridge 401(k) Plan and all of its assets and liabilities into the ACS Plan. Livebridge participants are immediately eligible to participate in the Plan, and receive the ACS corporate benefit structure.
On June 1, 2007, the ACS Plan was amended to merge the Primax 401(k) Plan and all of its assets and liabilities into the ACS Plan. Primax participants are immediately eligible to participate in the Plan, and receive the ACS corporate benefit structure.
On January 1, 2007, the ACS Plan was amended to rollover three participant loans from the Exigent 401(k) Plan.
NOTE L — SEPARATED PARTICIPANTS WITH VESTED BENEFITS
There were 7,428 and 7,441 terminated participants with vested benefits of $169,690,024 and $151,039,303 as of December 31, 2006 and 2005, respectively.
NOTE M — FORM 5500
The Form 5500 was not available for review at the time of filing the audited financial statements on Form 11-K with the Securities and Exchange Commission. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The plan administrator does not anticipate any changes to these financial statements as a result of this reconciliation.

SUPPLEMENTAL SCHEDULE

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2006
EIN #51-0310342 PLAN NUMBER 333

	(b) Identity of Issue,
	Borrower,	(c) Description of investment, including maturity
	Lessor or Similar	date, rate of interest, collateral, par, or		(e) Current
(a)	Party	maturity value	(d) Cost	Value
*	Mellon	AIM Dynamics Inv (Investor Class)		$9,668,789
*	Mellon	American Beacon FDS Small Cap Value Fund		7,398,671
*	Mellon	BrokerageLink		394,398
*	Mellon	BSDT – Late Money Deposit Account		8,072
*	Mellon	Commonwealth International Australia/New Zealand Fund		2,530
*	Mellon	Dreyfus 100% US Treasury Money Market Fund		254,766
*	Mellon	EB Temporary Investment Fund II		619,644
*	Mellon	Fidelity Diversified International Fund		45,371,525
*	Mellon	Fidelity Equity-Income Fund		25,038,589
*	Mellon	Fidelity Freedom 2000 Fund		2,860,630
*	Mellon	Fidelity Freedom 2010 Fund		9,235,065
*	Mellon	Fidelity Freedom 2020 Fund		15,582,682
*	Mellon	Fidelity Freedom 2030 Fund		9,583,433
*	Mellon	Fidelity Freedom 2040 Fund		5,465,675
*	Mellon	Fidelity Freedom Income Fund		2,689,660
*	Mellon	Fidelity Growth Company Fund		70,012,031
*	Mellon	Fidelity Investment Japan Small Cos Fund		892
*	Mellon	Fidelity Low-Priced Stock Fund		48,464,078
*	Mellon	Fidelity Money Market Trust Retirement		96,394,284
*	Mellon	Fidelity Select Portfolios Biotechnology Fund		3,030
*	Mellon	Fidelity Spartan US Equity Index Fund		41,259,428
*	Mellon	Franklin Small Cap Growth Fund I – Class A		16,871,641
*	Mellon	Harris Assoc Investment Oakmark International Small Cap Fund		22,025
*	Mellon	Ishares Silver Fund		2,058
*	Mellon	Janus Investment Global Technology Fund		941
*	Mellon	John Hancock Income Fund III		22,051

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2006
EIN #51-0310342 PLAN NUMBER 333

	(b) Identity of Issue,
	Borrower,	(c) Description of investment, including maturity
	Lessor or Similar	date, rate of interest, collateral, par, or		(e) Current
(a)	Party	maturity value	(d) Cost	Value
*	Mellon	Managers Special Equity Fund		$2,430,455
*	Mellon	Old Mut Advisor Funds II Select Growth (Class Z)		1,619
*	Mellon	Phoenix Multi-Portfolio Fund Real Estate		21,700,888
*	Mellon	PIMCO High Yield Fund (Admin Class)		8,284,686
*	Mellon	PIMCO Total Return Fund-Admin Class		21,553,994
*	Mellon	Royce Opportunity Fund		16,731
*	Mellon	Streettracks Gold Fund		1,896
*	Mellon	United States Oil Fund LP units		980
*	Mellon	Wasatch Advisors Global Technology Fund		6,034
*	Mellon	Wasatch Advisors Income		11,020
*	Mellon	Davis NY Venture Fund		25,581,105
*	Mellon	Vanguard Global Equity Fund		26,757,214
*	Mellon	Vanguard Balanced Fund		16,949,114
*	Mellon	ACS Stock Fund		35,902,256
*	Mellon	Lockheed Martin Stock Fund		5,741,456
*	Participant loans at 3.5% to 11.0%		$0	16,201,814

				$588,367,850

*	Denotes a party-in-interest

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACS SAVINGS PLAN

By:	Affiliated Computer Services, Inc.
Plan Administrator

By:	/s/ Lora Villarreal

Name:	Lora Villarreal
Title:	Executive Vice President and Chief People Officer
Date: June 26, 2007

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Name
23*	Consent of Chapman, Hext & Co., P.C.

*	Filed herewith